

APPLICATIONS. SYSTEMS. NETWORKS.

LEADING. INTEGRATED.

fault + performance

management software

Germany

Australia

France

The Netherlands

Hong Kong

Singapore

Brazil

Japan

Mexico

Spain

United Kingdom

United States

South Africa

Sweden

Canada

VISION



Jack Blaeser

President, CEO and Chairman

Concord has the products that attract customers, keep partners satisfied, and enhance revenue generation. Concord's integrated fault and performance software, the *e*Health™ Suite of products, enables IT administrators to manage and optimize today's far-flung IT infrastructures so they are fast, available and reliable when internal or external users need them.

Information technology doesn't just support business — these days it is business. The key competitive advantage of many businesses is a well-managed IT infrastructure.

Concord believes that it is the right company with the right solutions at the right time. The massive IT build-out of the '80s and '90s has ebbed. Now, companies are taking stock of those IT investments to extract more value from their applications, systems and networks. They rely on their IT infrastructure as the backbone of their business and to generate revenue. However, spending too much to manage IT siphons away the profits it's supposed to generate.

Companies are looking for the value that Concord's products deliver. Our software spans applications, systems and networks with fault and performance solutions in a single, integrated package. It prevents higher management costs from eating up profits by giving companies the tools to manage vast IT infrastructures with relatively few people. With these advantages in hand, Concord is the leading integrated fault and performance management software vendor for enterprises, managed service providers and carriers.

As IT's role in business grows, Concord is positioned to grow with it as a top provider of integrated fault and performance technology, and as a solid, innovative business partner. Today, thousands of customers in many industries — pharmaceuticals, financial services, healthcare, telecommunications, government and education — benefit from our vision as they rely on Concord products to deliver IT resources to end-users quickly and reliably. Our long-term vision is of self-healing infrastructures that reliably deliver top performance with no day-to-day firefighting. We continue to take steps to turn our vision into reality, and we believe we have the three ingredients essential to achieving this goal:

Solid financial results. We know how to run a business that provides for product innovation, market expansion and shareholder value. We are proud of the financial results we have achieved and encourage readers to review our annual and quarterly financial filings with the Securities and Exchange Commission, which are available on Concord's web site.

Technical innovation. We set trends, not follow them. Our product development staff focuses intensely on our customers' needs and strives to meet them by integrating strategic new technologies with our existing products.

A growing global market. Every industry has turned its attention toward extracting the most value from huge technology infrastructures through better management. Concord solutions provide this value.

We believe that the combination of solid financial results, technical innovation and a growing market make Concord the right company with the right solutions at the right time.

John A. Blaeser
President, CEO and Chairman



STRENGTH

Entering 2002

"With *e*Health, Concord is helping us keep our global network running at peak performance so that our customers get the most from their services."

Jack Norris, Head of Customer Service and Networks, Equant

Concord is the smart choice for companies that need integrated fault and performance management solutions. That's largely because we have excellent products. In addition, our solid business practices have been the cornerstone of our business. Concord has not sacrificed business fundamentals for dreams of hyper-growth. Our customers benefit because they depend on us to support the products they buy today, and to develop new products for tomorrow.

Entering this year, Concord was profitable and had several quarters of steadily improving margins. Each year since 1997, our cash reserves have improved and our balance sheet remains debt-free. Together these contribute to stability and allow us to fund technical innovation. Since 1997, almost 20 percent of our revenue each year has been dedicated to product research and development. The result of this sustained investment is that last year, 70 percent of our revenue came from customers returning to buy more Concord software, and for a third straight year we added more than 400 new customer accounts.

9

SP/Telco **Enterprise**

45% **55%**

2001

Diversity and balance are keys to our strategy. Our customer base is balanced between the Service Provider/Telco and Enterprise markets.

"Entering 2002, we served 17 enterprise vertical industries, and all of the top global telcos."

Melissa Cruz, Concord CFO

Our business strength is built on our diversified revenue sources, streamlined internal operations and solid management leadership. Concord's diversified customer base, divided between corporate enterprises, managed service providers and carriers, has contributed to increased predictability and dependability in our revenues. We entered 2002 with more than 2,600 customers in 17 different enterprise vertical industries, including energy, pharmaceutical, financial, manufacturing and retail companies, government agencies and all the largest telecommunications companies around the globe. Diversified revenue makes it easier to plan our future, reducing the risk that our business will be forced to ride the costly ebb and flow of economic tides in particular customers' industries.

We are geographically diversified as well. Last year our international sales were nearing 40 percent of total revenue.

Internally, Concord places great importance on refining administrative and product development processes. Last year, we aggressively lowered our administrative overhead, plowing those savings into direct customer service initiatives that improve customer response time. We also implemented new customer management software that reduced mean time-to-customer problem resolution. Our technical services group works to ensure that when customers call Concord, a trained technician answers the phone and a solution is quickly reached. The result? More efficient employees and more satisfied customers.



Direct **56%** Indirect **44%**

2001

Concord's sales distribution is evenly balanced, ensuring maximum channel distribution.



Automotive 2%
Banking 4%
Software 2%
Information Services 3%
Carrier Infrastructure and Managed Services Providers 45%
Energy 1%
Financial 2%
Government 7%
Healthcare 2%
Hospitality 1%
Industrial 2%
Insurance 4%
Electronic Commerce 2%
Manufacturing 4%
Media 3%
Other 5%
Services 8%
Pharmaceutical 1%
Retail 2%

On the management leadership side, Concord currently boasts an executive team with more than 100 years of collective technology experience. With knowledge acquired at leading technology firms such as IBM, Bay Networks, GE, Prime Computer, Sun Microsystems and Digital, Concord's management team has experience in profitably delivering high quality technology.

These strengths enable us to be a strong business partner that some of the world's largest companies rely on as a strategic ally.

Siemens Business Services



Walter Edlbergmeier
Service Manager
Global Information Systems
Siemens Business Services

Siemens is one of the world's largest diversified technology and service companies, with 460,000 employees sprawling over more than 80 countries in Europe, North America, the Pacific Rim, South America and Africa. A massive information technology infrastructure supports Siemens' worldwide operations, including enterprise resource planning, financials, sales, customer care and e-commerce applications. Siemens relies on Concord as an important strategic partner, supporting both its internal operations and a growing managed services program.

Deployed in the network operations centers in Germany, US and Singapore, Concord software provides internal monitoring and management reports enabling Siemens' operations staff to maintain maximum uptime and response for their own IT infrastructure. Siemens' Business Services (SBS) division offers outsourced IT services to large corporations and manages these IT infrastructures with Concord. Siemens, already a major player in industries as diverse as automation, health care, transportation, electronics, information technology, telephone and telecommunications equipment, is angling for a similar commanding position in the growing global market for managed services. Siemens expects Concord to play a big role in reaching that goal.

13

SBS's recently launched managed services business has already attracted large multinational corporations such as BMW, Ford Motor and Osram/Sylvania. It offers more than 100 separate managed services offerings under three practices: consulting services, e-business solutions and Infrastructure Services. Concord enables SBS to provide clients with strategic capacity planning management, and uses Concord to anticipate and solve problems before they affect customers.

"We and our customers see the Concord suite as the best product for IT fault and performance management."

Walter Edlbergmeier

"We had to be able to depend on Concord as a global company," said Walter Edlbergmeier, service manager for global information systems at SBS. "We have offices and customers all over the world, and we needed a partner who could support us in those countries."

SBS chose Concord because no competing product offered comparable features, Edlbergmeier said. According to Edlbergmeier, Concord's product suite had the best features for end-to-end management, the shortest implementation time, out-of-box functionality, and multi-vendor capability. Today, SBS supports the entire Concord implementation with only 11 people, compared to the 100 administrators that would be needed to support a comparable management infrastructure from a Concord competitor.

"Concord's product suite had the best features for end-to-end management, the shortest implementation time, out-of-box functionality, and multi-vendor capability."

Walter Edlbergmeier

"We and our customers see the Concord suite as the best product for IT fault and performance management," he said. Edlbergmeier credits Concord with a key role in landing the business to manage BMW's complete IT infrastructure, which was an important account for SBS. "We really needed help from Concord to move fast enough to win the BMW deal," he said. "BMW asked about our relationship with Concord, because Concord was going to be a big part of our solution for them. If BMW was convinced about the SBS and Concord cooperation they would sign—and they did."

15

"We have built a strategic partnership with Concord," Edlbergmeier said. "We get instant help designing custom solutions for individual customers. We view Concord in a good market position and its roadmap allows us to see what is going on in product development and what features are to come. We can be sure to see future development of Concord's products."

"We have built a strategic partnership with Concord. We get instant help designing custom solutions for individual customers."

Walter Edlbergmeier



INNOVATION

Leading through technical innovation

"In order to succeed, software vendors must integrate fault and performance into a single platform."

Yankee Group, Dec. 2001

Technology leadership comes from listening to your customers and creating innovative solutions to meet their needs.

Our product development goal is to eliminate the complexity of IT fault and performance management through technical innovation. Every step we take toward that goal is a gain for our customers, who can spend more time running their businesses and less time managing their information technology. That's what they need as their IT infrastructures get more and more complex—even as they have to hold the line on spending to manage them.

Well before other software companies thought about combining fault and performance management in a single product, we knew from listening to our customers that they needed a new management solution, different from anything on the market. It had to combine their crucial management tools—fault and performance—in an integrated product that spanned applications, systems and networks. Concord acquired systems and application technology to compliment its existing strength in network performance management. Then, unlike software vendors that loosely couple products together under a framework name, Concord invested heavily to integrate its products so they work smoothly out of the box and begin returning on investment as soon as possible. Concord raised the offering to a new level by developing an integrated fault management solution, spanning applications, systems and networks. The result is Concord's *e*Health Suite of products, the world's first integrated fault and performance management software.

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Germany
Europe
England
China
Canada
Australia
Alaska
Corporate Sales
South America
South Africa
North America
Mexico
Japan
Ireland
Hawaii
Critical
Major
Minor
Warning
Normal
Unmonitored
Australia
Alaska
Ireland
Hawaii

Concord's innovative NOC display—called Live Status™—allows customers to see a high level business view of the infrastructure that combines fault and performance data across applications, systems and networks. Live Status reduces mean time to repair by enabling faster identification of underlying failures.

Concord took this approach because customers have no patience with endless deployment cycles and integration projects to make software work. To us, software that works out of the box is basic, not a bonus. Our customers are too busy running their businesses to learn ours, just so they can get our software to do what they bought it to do.

Customers tell us that fewer employees can manage more IT real estate with Concord products than with anything else on the market. Since *e*Health manages fault and performance end-to-end, our customers get double the value when they use Concord.

In an age of broken technology promises by IT management vendors, Concord customers often remark that Concord software "just works." We believe this statement shows that Concord products fulfill customers' previously unmet expectations for short time-to-value from their products. Concord customers have implemented the full suite of *e*Health products in an average of less than two days. Our interfaces are designed so IT staff can quickly learn to operate them. To create such easy-to-use products, Concord's engineers learn customers' needs through on-site installations, beta tests, service visits, user meetings and training programs. We hear their problems first-hand and translate those needs into products; from their mouths to our code. Concord's ability to transform customers' needs into workable products has helped us steadily progress toward our goal of being the leading fault and performance management software vendor for enterprises, managed service providers and carriers.

Customers and partners depend on their software providers to drive forward with a vision for solving tomorrow's problems. Concord has already demonstrated we can do that with development of our *e*Health software, and we are committed to continuing to do so by understanding our customers' businesses and investing our capital and resources in products that let customers focus on their business.

21

Average Payback Period	Average days to implement
6 Months 2001	**2**

Findings from a report entitled "A Return on Investment Analysis of Concord's *e*Health Suite", prepared from in-depth interviews of Concord customers.

Nervewire 2001

Booz Allen Hamilton



*Booz Allen Hamilton
Enterprise Systems Management
(EMS) team*

Trent Gibson and Steve Koning

Booz Allen Hamilton is one of the world's top consulting companies, selling strategic and technical knowledge to government and top-tier international businesses in Europe, North America, South America, Africa, Asia and the Pacific Rim. In the consulting business, information sharing and communication is a strategic advantage. Booz Allen Hamilton's 11,000 worldwide consultants depend on a global IT infrastructure to do business. If any part of the company's network, systems or applications slow down or fail, the responsible team or staff member needs to know quickly so that corrective action can be taken.

The four-person 'Enterprise Systems Management' (EMS) team—Steve Koning, Trent Gibson, Basam Hasan and Steve Horvath—are responsible for the tools used to monitor Booz Allen's IT infrastructure. While the team has traditionally focused on detecting failures or problems when they occur, the team's focus is starting to shift to anticipation of problems that affect end users before they happen. Concord products make this easier. The team uses the integrated Concord *e*Health™ Suite of products—including Concord's latest technology, integrated Application Response™. "We use Concord to look at our network, virtually every application, database and our application servers," said Gibson, a lead applications engineer. He continued, "Nothing else we do matters unless our availability and response time is good for the end users."

The EMS team supports critical applications such as human resources, financials and time and expense reporting for 100 Booz Allen Hamilton offices all over the world. With a small group managing this massive IT infrastructure, leveraging resources and ease of use is key. These were major reasons Booz Allen Hamilton originally chose *e*Health products in 1997. Concord clinched Booz Allen Hamilton's business by meeting a challenge from the CIO to install the product on Monday and deliver useful information by Friday.

Gibson said, "We need something that maintains itself. With just the four of us maintaining all our monitoring tools, we don't have time to do a lot of configuration. We need our management tools to discover a device quickly and start polling it."

"We use Concord to look at our network, virtually every application, database and our application servers."

Trent Gibson

"Concord's newest technologies are geared to help solve problems from the user perspective."

Steve Koning

Since that time, Booz Allen Hamilton has expanded from networks to systems to applications with Concord's integrated *e*Health suite. Most recently the team has started using the integrated Application Response module which identifies and isolates problems affecting Booz Allen consultants by monitoring actual response times across components of the IT infrastructure—as the consultant sees it. This also helps Koning's team troubleshoot problems as well. If Application Response indicates that end user transactions traverse the system and network segments quickly, the team knows to focus on the application itself. The long-range goal for Booz Allen Hamilton's IT management is to improve application performance by focusing on the end-user experience, rather than on conventional metrics.

25

"The whole notion of end user response is important to us. We can tell from Virginia that our London server has been up 100 percent of the time, yet end users of that server can still say they're getting lousy performance."

Steve Koning

Although conventional metrics indicate that an application is "available," or running properly on its server, it may not be "reachable," meaning an end user cannot access the application, or the application may be performing very slowly. "The whole notion of end user response is important to us. We can tell from Virginia that our London server has been up 100 percent of the time, yet end users of that server can still say they're getting lousy performance," Koning said. Concord's newest technologies are geared to help solve problems from the end user perspective. He continued, "Application response is very important to us. While what's happening from the box's perspective is important, we really want to know how things are performing from the end user's perspective. Concord allows us to say 'response has been the same for a month and we have not seen any anomalies,' or it shows us we do have a real problem. Concord is taking us closer to the end user perspective."



OPPORTUNITY

Capitalizing on our strength to expand market share

"Concord has pushed the envelope and has continued to develop leading technologies."

Dimension Data
Managed Service Provider

Strategic business and product development initiatives have positioned Concord to grab larger shares of markets where it is already established. Concord builds on its traditional strengths to meet new market needs, which makes us more valuable to existing customers and helps attract new ones. Concord's *e*Health Suite meets an emerging need for integrated fault and performance management. Adding integrated Application Response to *e*Health made Concord the only company that can address today's need for end-to-end IT infrastructure management, from applications to systems to networks.

Concord's market is comprised of companies in every industry and geography that have massive new IT infrastructures they depend on to attract new revenue. The *e*Health Suite provides the management tools companies needed to make their applications, systems and networks reliable and work at peak performance. If companies spend on management only a fraction of what they did on infrastructure, Concord's market opportunity would be huge.

29



47 offices in 15 countries, plus resellers that span the globe covering 50 more countries.

Germany
Australia
France
The Netherlands
Hong Kong
Singapore
Brazil
Japan
Mexico
Spain
United Kingdom
United States
South Africa
Sweden
Canada

We have gone after our opportunities full throttle in our quest to be the market leader. Concord is a global company with growing operations in major international markets. Last year we added sales offices in Asia, Latin and South America, and Southern Europe, for a total of 47 offices in 15 countries across the globe including Germany, Australia, France, The Netherlands, Hong Kong, Singapore, Brazil, Japan, Mexico and Spain. We sell in multiple currencies and our product is available in several languages.

Our global offensive is targeted at neutralizing point software vendors while allowing the world's leading companies to standardize on Concord software. Building on our successful expansion of operations in Europe, Latin America and the Pacific Rim, we expect to expand into China, India and new European and South American markets.

Concord's product development has consistently been in sync with market demands. Our September 2001 release of *e*Health 5.0, for example, included integrated Application Response to meet growing demand for end-to-end fault and performance management. This investment in a nascent market allows Concord to enter 2002 with the only IT management software that combines analysis of end user experiences at the desktop with industry-leading solutions for networks and systems. *e*Health 5.0 is the only product that can model the full user experience from the desktop to the server and back. As we expected, this market is moving out of the embryonic stage into a growth stage—and Concord is the only vendor well positioned to capitalize on this integrated need.



2001 Revenue by Region

31

Fluor Corporation



Fluor Corporation
Technical Services Group
Anthony Hernandez and Arthur Pals

California-based Fluor Corporation is a *Fortune* 500 engineering, procurement, construction and maintenance company that develops world-class projects for multiple industries across six continents. The company serves customers in industries as diverse as energy and chemicals, manufacturing, microelectronics, telecommunications and transportation. *Fortune* magazine recently named Fluor as the world's most admired company among engineering and construction companies. Engineering industry publications consistently rank Fluor as one of the world's three top contractors and one of the top design firms.

Fluor is a leader in information technology. Designing, building and maintaining complex projects demands fast, reliable information technology to serve more than 50,000 professionals worldwide. Fluor's IT infrastructure runs in excess of 300 applications—everything from computer-aided design for engineers to enterprise applications like voice over IP, SAP and Citrix. The company's professionals also produce a steady stream of home-grown applications and modifications of packaged applications for customers and internal use. Fluor employees of every level—engineering, business, management—depend on local- and wide-area networks to access these applications every day.

"Concord is a superior tool in its ability to provide rich data…We can configure just about any report with *e*Health."

Anthony Hernandez

Fluor's technical services group uses the Concord *e*Health™ Suite to monitor who accesses applications and whether applications are available and working at peak performance. *e*Health helps Fluor quickly determine if it is the network or the application itself that is eroding application performance. Fluor originally brought Concord in during a company-wide software deployment, and kept using the *e*Health application after the deployment.

Fluor made the Concord *e*Health Suite a key component of an enterprise-wide IT network management system because *e*Health's reporting, scalability and end-to-end reach exceeded other products. *e*Health's ability to provide detailed reports spanning applications, systems and networks was a key difference that won over Fluor initially and helped ensure an ongoing role for Concord.

"The Concord *e*Health Suite is a superior tool in its ability to provide rich data," said Anthony Hernandez, Fluor systems engineer. "We can configure just about any report with *e*Health. Also, we found other tools we were using did not scale the way *e*Health did. Now we have a global tool that can support our growth."

"I look to do business with companies I think will be around for a long time."

Arthur Pals

Concord's products are now installed within Fluor for worldwide usage as an enterprise tool that local groups can use to improve their operations. Concord's *e*Health Suite has helped Fluor consolidate IT information gathered from local sites to enterprise systems and deliver it back to local groups in report form. Fluor intends to expand the use of the information *e*Health gathers to help local project managers specify service level agreements (SLAs) with customers. This effort will also include working with local managers to use those reports during customer meetings as a tool to demonstrate application performance problems, which often can help diffuse difficult situations.

Arthur Pals, Enterprise Wide Area Network Manager for Fluor said, "In addition to their products, Concord has the qualities that I look for in a strategic partner, increasing their chances of long-term success at Fluor."

"I look to do business with companies I think will be around for a long time. I especially look at their investments in products, training and processes," Pals said. "*e*Health Suite can grab all the information we need off the network and provide insight. Concord has all the ingredients, from client agent to server agent, to polling servers, routers and response mechanisms. They have a lot to offer their customers. We have also seen Concord take input from Fluor and develop other product features. I like that because it shows me that Concord listens to their customers."

"*e*Health Suite can grab all the information we need off the network and provide insight."

Arthur Pals



LEADERSHIP



Concord Management Team (from left to right)

Kevin Conklin
Fred Engel
Ellen Kokos
Jack Blaeser
Melissa Cruz
John Hamilton

Conclusion

Concord's *e*Health Suite of products
enables companies to run their IT
infrastructures reliably and at peak
performance in a single, integrated fault
and performance product that spans
applications, systems and the networks
that connect them. Concord is a proven,
reliable partner to thousands of companies in dozens of industries all over the
world. As more companies focus on
extracting value from their IT investments,
Concord expects to see its role grow
ever more strategic, and with it, its
reputation for innovation, leadership
and customer service.

Board of Directors

John A. Blaeser
*President, Chief Executive Officer
and Chairman
Concord Communications, Inc.*

Frederick W. Bolander
*Managing Director
Gabriel Venture Partners*

Richard M. Burns, Jr.
*Officer
Charles River Ventures*

Deepak Kamra
*General Partner
Canaan Partners*

Robert M. Wadsworth
*Managing Director
HVP Partners, LLC*

Executive Officers

John A. Blaeser
*President, Chief Executive Officer
and Chairman*

Kevin J. Conklin
*Executive Vice President,
Business Development*

Ferdinand Engel
*Executive Vice President, Engineering,
Chief Technology Officer*

Melissa Cruz
*Executive Vice President, Business Services,
Chief Financial Officer and Treasurer*

John F. Hamilton
*Executive Vice President, Worldwide Sales
and Technical Services*

Ellen R. Kokos
Executive Vice President, Marketing

Corporate Information

Corporate Headquarters
400 Nickerson Road
Marlboro, MA 01752
Telephone: (508) 460-4646
Fax (508) 481-9772
www.concord.com

Form 10-K

A copy of the Company's Form 10-K filed
with the Securities and Exchange
Commission and additional copies of
the Annual Report may be obtained
upon request to:
Investor Relations
400 Nickerson Road
Marlboro, MA 01752
or by visiting our Web page at
www.concord.com

Annual Meeting

The Annual Meeting of Stockholders
of the Company will be held on
April 24, 2002 at our corporate offices.

Common Stock

Common stock of Concord
Communications, Inc. is traded on the
Nasdaq National Market under the symbol
"CCRD."

Independent Auditors

Arthur Andersen LLP
Boston, MA

Transfer Agent

Fleet National Bank
c/o EquiServe
150 Royall Street
Canton, MA 02021
Shareholder Inquiries:
(781) 575-3120
www.Shareholder-
equiserve@equiserve.com

Printed 3/14/02

This document contains forward-looking statements, including express or implied statements regarding the Company's future market opportunities and financial performance, the future success of the Company's business strategies, and the Company's future technological developments. These statements are neither promises nor guarantees, but involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including without limitation risks relating to the magnitude and duration of the current economic slowdown and its impact on the software, networking, and telecommunication industries; uncertainties involving our customers' ability to obtain funding and the resulting potential delay of customer purchasing decisions; risks of continued operating losses; uncertainties involving the ability to attract and retain quality professional employees; uncertainties involving intellectual property rights and litigation; uncertainties involving litigation in general; risks in technology development and commercialization; risks in product development and market acceptance of and demand for the Company's products; risks associated with competition and competitive pricing pressures; risks associated with international sales; and other risks discussed in the Company's annual report filed with the SEC on Form 10-K for the year ended December 31, 2001. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date of this document. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in Company expectations or in events, conditions, or circumstances on which any such statements may be based.

Principle photography by Matthew McKee
Photo of Walter Edlbergmeier by Eva Nieberle
Photo of Anthony Hernandez and Arthur Pals by Quinn Yarborough



concord.com

Corporate Headquarters
Concord Communications, Inc.
North America
400 Nickerson Road
Marlboro, MA 01752

CCR-MB-02
T1-0202-0006

RD21402